Fronteer Development Group Inc.
Suite 1650-1055 West Hastings Street
Vancouver, B.C. V6E 2E9

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 - Continuous Disclosure Obligations mandates that Fronteer Development Group Inc. (the “Corporation”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Corporation’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instruments 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to our transfer agent at the following address:

EQUITY TRANSFER & TRUST COMPANY
200 University Avenue, Suite 400
Toronto ON M5H 4H1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name: beneficial owners have their shares registered in an agent, broker, or bank’s name.)

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Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Fronteer Development Group Inc.

(Please PRINT your name and address)

_______________ Interim Financial Statements and MD&A

_______________ Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City) (Province/State)

(Postal Code)

Signed:
(Signature of Shareholder)